

January 31, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 811-22135 / 333-146827
        Form Type: 8-A12B
        Filing Date: January 31, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Innovator Growth-100 Power Buffer ETF – February, Innovator U.S. Small Cap Power Buffer ETF – February and Innovator Equity Defined Protection ETF – 1 Yr February under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications